Exhibit 99.7

AMENDMENT NUMBER 6

TO THE

NOVO NORDISK INC. 401(k) SAVINGS PLAN

WHEREAS, Novo Nordisk Inc. (“NNI” or the “Employer”) maintains the Novo Nordisk Inc. 401(k) Savings Plan (the “Plan”) (any capitalized terms not otherwise defined herein shall have the definition set forth in the Plan); and

WHEREAS, in light of a recent change in the nomenclature used to refer to bonuses at NNI or Participating Companies, NNI desires to amend the Plan to clarify that the definition of “Compensation” as set forth in Section 2.13 of the Plan (as amended by Amendment Number 2 to the Plan) includes sales incentive program payments and cash incentive bonuses, including but not limited to those paid under the Novo Nordisk Inc. Annual Performance Incentive Plan;

WHEREAS, NNI also desires to make other clean up and clarifying changes to the definition of “Compensation” as set forth in Section 2.13 of the Plan (as amended by Amendment Number 2 to the Plan) for consistency with plan administration and to remove redundancies and clarify ambiguities; and

WHEREAS, Section 21.1 of the Plan provides that the Plan may be amended by action of the Board or Plan Administrator, to whom NNI has delegated the ability to execute all documents, including Plan Amendments.

NOW, THEREFORE, the Plan is hereby amended, effective as of January 1, 2017, as follows:

1.	The definition of “Compensation” in Section 2.13 of the Plan (as amended by Amendment Number 2 to the Plan) shall be amended in its entirety to read as follows:

2.13    ”Compensation” means, except as otherwise set forth below, such Participant’s Base Salary, overtime payments, sales incentive program payments and cash incentive bonuses, including but not limited to those paid under the Novo Nordisk Inc. Annual Performance Incentive Plan.

For purposes of this definition, “Base Salary” means an Employee’s regular salary and wages and includes, where applicable: any cash paid in lieu of vacation time; cash paid in lieu of personal/sick days; any shift differentials; and any payments made to employees for being on call (i.e., “on-call pay”) or company paid short-term disability. Any cash payments made in lieu of notice (i.e., “pay in lieu of notice”), when Novo Nordisk Inc. or a Participating Employer terminates an Employee or accepts Employee resignations shall be included in Base Salary.

Compensation shall not include:

(a)    Reimbursements or other expense allowances; fringe benefits (cash or noncash), relocation expenses, deferred compensation, and welfare benefits.

(b)    Sign-on bonuses, reward and recognition awards, regional differentials paid in cash, referral fees and discretionary bonuses that are not broadly available to all employees.

(c)    Any income resulting from the receipt of any long term incentive plan payment including but not limited to the Novo Nordisk Restricted Stock Unit Plan and Novo Nordisk Inc. Long Term Incentive Cash Plan.

(d)    Severance or salary continuation payments and vacation paid upon termination.

(e)    Any payments to employees in lieu of circle of excellence, presidential, or other award bonuses, such as potential trips for achieving sales objectives.

(f)    All other W-2 wages not identified as exclusions above, such as group term life insurance or imputed income.

(g)    Any imputed income for civil union or domestic partner benefits.

(h)    Any special sales incentives that are determined not to be part of the sales incentive plan as established by Novo Nordisk Inc., such as sales contest payments.

(i)    Any workers compensation payments.

For a Participant’s initial year of participation, Compensation shall be recognized as of such Employee’s effective date of participation in the component of the Plan for which Compensation is being used pursuant to Section 3.2.

Compensation shall include any amount which is contributed by the Employer pursuant to a salary reduction agreement and which is not includable in the gross income of the Employee under Sections 125, 132(f)(4), 402(e)(3), 402(h), 403(b), and 457(b) of the Code.

In addition to other applicable limitations set forth in the Plan, and notwithstanding any other provision of the Plan to the contrary, the annual Compensation of each Participant taken into account in determining allocations for any Plan Year beginning after December 31, 2001 shall not exceed $200,000, as adjusted for cost-of-living increases in accordance with Section 401(a)(17)(B) of the Code, (i.e., $270,000 in the 2017 Plan Year). Annual Compensation means Compensation during the Plan Year or such other consecutive 12-month period over which Compensation is otherwise determined under the Plan (the determination period). If a determination period consists of fewer than 12 months, the annual Compensation limit will be multiplied by a fraction, the numerator of which is the number of months in the determination period, and the denominator of which is 12. The cost-of-living adjustment in effect for a calendar year applies to annual Compensation for the determination period that begins with or within such calendar year.

If Compensation for any prior determination period is taken into account in determining an employee’s benefits accruing in the current plan year, the Compensation for that prior determination period is subject to the annual Compensation limit in effect for that prior determination period.

For purposes of determining the Actual Deferral Percentages under Section 2.2 and the Contribution Percentage under Section 2.14, Compensation shall include all taxable fringe benefits and other items permitted to be taken into consideration under the Code, including elected amounts that are not includible in gross income of the employee under Sections 125, 132(f)(4), 402(e)(3), 402(h), or 403(b) and imputed income associated with any civil union or domestic partner benefits effective as of January 1, 2007.

2.	Except as provided herein, the Plan shall remain in full force and effect.

THIS AMENDMENT NUMBER 6 to the Plan is hereby executed the 12 day of September, 2017.

NOVO NORDISK INC.

BY:	/s/ Linda Marchese

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